January 30, 2013

VIA EDGAR AND OVERNIGHT MAIL

Ms. Linda Cvrkel

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Judiciary Plaza

Washington, DC 20549

RE:	Monro Muffler Brake, Inc. (the “Company”)
Form 10-K for the Year Ended March 31, 2012
Filed May 30, 2012
Form 10-Q for the Quarter Ended September 29, 2012
Filed November 8, 2012
Response Letter Dated January 11, 2013
File No. 000-19357

Dear Ms. Cvrkel:

On behalf of Monro Muffler Brake, Inc., a New York Corporation, please find below the Company’s response to your comment letter dated January 17, 2013. In this letter, references to “we,” “ours,” “us” and the “Company” refer to Monro Muffler Brake, Inc. The numbered paragraphs below set forth the staff’s comments together with our response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Form 10-K or Form 10-Q. In responding to these comments, the Company acknowledges that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in our filings;

2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience, we have repeated each of the staff’s comments in italics immediately above our responses to each corresponding comment. Specifically, with regard to such comments:

Form 10-K for the Year Ended March 31, 2012

Notes to the Financial Statements

Note 2. Acquisitions, page 41

1. We note your response to our prior comment number two and as previously requested, please provide for us the total purchase price of the 2012 acquisitions, details of the purchase price allocation including the fair value of the assets and liabilities acquired, the amount of goodwill allocated to the purchase and the reasons the purchase price resulted in goodwill. Also, in light of the fact that it appears from your response to our prior comment four that most of the purchase price allocation for the 2012 acquisitions was allocated to goodwill, please tell us how you determined that there were no other identifiable intangibles acquired. Refer to the guidance in ASC 805-20-25-10.

Response: The total purchase price of the 2012 acquisitions was $39,243,000 and as requested, details of the total purchase price allocation of the preliminary fair values of the assets acquired and liabilities assumed have been provided, as summarized in the table below.

2012 Acquisitions
(Dollars in thousands)
Other current assets	$3,380
Intangible assets	3,593
Other noncurrent assets	6,183
Current liabilities	(1,402)
Long-term liabilities	(6,311)

Total net identifiable assets acquired	5,443

Total consideration transferred	39,243
Less: total net identifiable assets acquired	5,443

Goodwill	$33,800

The Company’s 2012 acquisitions were strategic moves to fill in and expand its presence in its existing and contiguous markets, and leverage cost of goods sold as well as other operating costs such as distribution and advertising. Goodwill associated with the acquired businesses is attributable to, among other things, growth opportunities and unidentified intangible assets.

In response to the staff’s comments from its January 17th letter, the Company believes that it has identified the intangible assets acquired in the 2012 acquisitions and recognized these intangible assets at their estimated fair value, after careful consideration of the facts and circumstances in relation to the requirements of existing guidance, including ASC 805-20-25-10 and related implementation guidance ASC 805-20-55. These include customer lists and favorable/unfavorable operating leases in addition to goodwill. These intangible assets, in total, have been reflected in the table above. Although brand names were not retained in the 2012 acquisitions, the Company has also identified and valued trade names on prior transactions. Additionally, we consider valuation of non-compete arrangements if they exist in connection with an acquisition. In determining fair value, the Company typically engages an outside valuation firm to assist and provide their expertise in the identification and valuation of each of the assets. (The estimated fair value of the intangible assets in the table above was preliminary as of March 31, 2012. An additional increase of $201K to intangible assets, with a corresponding decrease to goodwill, was recorded during the nine months ended December 29, 2012 when the purchase price allocations for the 2012 acquisitions were finalized.)

2. Additionally, we note from your response that you do not believe that providing proforma information would provide accurate or representative results for the company. However, we believe that the disclosure of revenue and earnings of the combined entity as though the business combinations that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period (supplemental proforma information), provides meaningful information for the investor and is required by ASC 805-10-50-2(h). Your disclosure may be accompanied by footnote disclosure indicating that amounts are estimates and may not reflect future operations of the acquired entities. Please revise to include this disclosure accordingly. Similarly, we believe that you should include the same disclosures related to the 2013 acquisitions in the 2013 Form 10-K.

Response: As per our recent discussions with Ms. Erlanger, the quality of financial information we receive from businesses we acquire is mediocre at best. It is extremely rare that financial statements of an acquiree are prepared in accordance with GAAP, or reviewed or audited by external accountants. In the past 15 years of acquiring companies, (25 acquisitions) we have only received audited financial statements in three or four cases. Even in those cases, there have been significant deviations from GAAP (leases not accounted for properly, no accrued vacation or warranty reserves etc.) In most cases, we are provided with tax returns prepared on a cash basis.

It would take a tremendous effort on the Company’s part to prepare proforma earnings disclosures that are accurate or meaningful to an investor.

Therefore, we respectfully request that, we be permitted to disclose the following when we acquire a business with unreliable financial information:

“Supplemental proforma information for fiscal 20XX has not been presented due to the impracticability of obtaining detailed, accurate or reliable data for the periods the acquired entities were not owned by the Company.”

Please feel free to call the undersigned at 585-784-3335 should you have any questions or require additional information.

Sincerely,

/s/ Catherine D’Amico
Catherine D’Amico Executive Vice President – Finance, Treasurer and Chief Financial Officer

CD:kar

CC:	Ms. Claire Erlanger- Securities and Exchange Commission

Ms. Jean Yu- Securities and Exchange Commission

Mr. Robert G. Gross – Chairman

Mr. John W. Van Heel – Chief Executive Officer

Maureen E. Mulholland, Esq. – General Counsel

Monro Muffler Brake, Inc. Audit Committee Members

Jeffrey Bowen, Esq. – Harter Secrest & Emery LLP

Mr. Keith Belote – PricewaterhouseCoopers LLP

Ms. Eileen M. Tometsko- Monro Muffler Brake, Inc.

Mr. Christian M. Snyder- Monro Muffler Brake, Inc.

Ms. Michelle A. Cohen- Monro Muffler Brake, Inc.

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